
November 3, 2023

Vimal Mehta, Ph.D.
Chief Executive Officer
BioXcel Therapeutics, Inc.
780 East Main Street
Branford, CT 06405

> **Re: BioXcel Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 2, 2023**
> **File No. 333-275261**

Dear Vimal Mehta:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Joshua Gorsky at 202-551-7836 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Keith L. Halverstam